SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL (212) 735-2297 DIRECT FAX (917) 777-2297 EMAIL ADDRESS Maxim.MayerCesiano@Skadden.Com	ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 WWW.SKADDEN.COM

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June 16, 2022

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Jane Park
Dorrie Yale
Jenn Do
Lynn Dicker
Division of Corporation Finance
Office of Life Sciences

Re:	Waldencast Acquisition Corp.
Amendment No. 4 to Registration Statement on Form F-4
Filed May 13, 2022
File No. 333-262692

Ladies and Gentlemen:

On behalf of our client, Waldencast Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 24, 2022 (the “Comment Letter”) with respect to amendment no. 4 to the registration statement on Form F-4 filed with the Commission by the Company on May 13, 2022.

Concurrently with the filing of this letter, the Company is publicly filing, via the EDGAR system of the Commission, Amendment No. 5 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) in response to the Staff’s comment. The Amended Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

June 16, 2022

For your convenience, we have set forth the Staff’s comment from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form F-4 Filed May 13, 2022

Exhibits

1.
We acknowledge your response to our prior comment 4. We note that there remain certain assumptions in U.S. counsel’s opinion that are not appropriate unless sufficiently covered by a foreign counsel’s opinion, such as the assumptions set forth in paragraphs (d)(ii), (d)(iii), (e), (f), (g)(I) and (III), and (h). In addition, an opinion of counsel should opine on the legality of the ordinary shares underlying the Waldencast plc Warrants. Refer to Staff Legal Bulletin No. 19. Please have your counsel file revised executed opinion(s) as applicable.

Response: In response to the Staff’s comment, the Company has included a revised version of Exhibit 5.1, and Exhibit 5.3 to the Amended Registration Statement to cover the assumptions set forth in paragraphs (d)(ii), (d)(iii), (e), (f), (g)(I) and (III), and (h) of its U.S. counsel’s opinion and to opine on the legality of the ordinary shares underlying the Waldencast plc warrants.

*     *     *     *

June 16, 2022

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2297.

Very truly yours,

/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:	Michel Brousset
Waldencast Acquisition Corp.

cc:	Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	R. Scott Shean
Latham & Watkins LLP

cc:	B. Shayne Kennedy
Latham & Watkins LLP

cc:	Andrew Clark
Latham & Watkins LLP

cc:	Phillip S. Stoup
Latham & Watkins LLP

cc:	Daniel J. Espinoza
Goodwin Procter LLP

cc:	W. Stuart Ogg
Goodwin Procter LLP